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SEC FILE NUMBER
8-51880

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading & Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 21st Street
(No. and Street)

Huntington (City) CA (State) 92648 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cohen 949-228-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Jurat

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 12th day of June,

2012 by William Cohen,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

G Ghiselin, Notary Public
Signature

(Notary seal)


G. GHISELIN
Commission # 1956550
Notary Public - California
Orange County
My Comm. Expires Nov 11, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Integrated
(Title or description of attached document)

Trading
(Title or description of attached document continued)

Number of Pages ____ Document Date________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading & Investments, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SEE ATTACHED NOTARY



Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

June 11, 2012

Board of Directors
Integrated Trading & Investments, Inc.
7251 W. Lake Mead Blvd Suite 300
Las Vegas, NV 89128-8380

I have audited the accompanying balance sheet of Integrated Trading & Investments, Inc. , as of March 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Integrated Trading & Investments, Inc. as of March 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Integrated Trading & Investments, Inc.
BALANCE SHEET
As of March 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank	$	12,632.47
Cash in Bank		5,000.00
Accounts Receivable		10,540.00
Prepaid Expenses		1,549.00
Total Current Assets		29,721.47
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	29,721.47

The footnotes are an integral part of the financial statements.

Integrated Trading & Investments, Inc.
BALANCE SHEET
As of March 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 4,495.45
Total Current Liabilities	4,495.45
LONG-TERM LIABILITIES	
Total Liabilities	4,495.45
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $1 per share, 100,000 share authorized, 1,000 shares issued and outstanding	1.00
Paid in Excess	137,045.00
Retained Earnings	(111,819.98)
Total Stockholders' Equity	25,226.02
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,721.47

The footnotes are an integral part of the financial statements.

Integrated Trading & Investments, Inc.
STATEMENT OF INCOME

	12 Months Ended March 31, 2012
Revenues	
Commissions Earned	$ 155,949.66
Other Income	4,065.05
Total Revenues	160,014.71
Operating Expenses	
Employee compensation and ben	56,595.01
Floor brokerage, exchange, and c	8,335.59
Communications and data proces	5,295.70
Occpancy	4,585.27
Other expenses	72,177.38
Total Operating Expenses	146,988.95
Operating Income (Loss)	13,025.76
Net Income (Loss)	$ 13,025.76

The footnotes are an integral part of the financial statements.

Integrated Trading & Investments, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended March 31, 2012	
Beginning of Period	$	(118,136.00)
Plus: Net Income	$	13,025.76
Plus: Prior Period Adjustment	$	(6,709.74)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(111,819.98)

The footnotes are an integral part of the financial statements.

Integrated Trading & Investments, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended March 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 13,025.76
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(6,709.74)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	1,108.00
Other	3,760.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(2,977.55)
Accrued Liabilities	0.00
Total Adjustments	(4,819.29)
Net Cash Provided Bv (Used in) Operating Activities	8,206.47
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,206.47
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,426.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 17,632.47

The footnotes are an integral part of the financial statements.

INTEGRATED TRADING & INVESTMENTS, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE TWEVLE MONTHS ENDED MARCH 31, 2012

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2011	1,000	$ 1	1,000	$ 137,045	-	$ -	$ (118,136)	$ 18,910
Net Income	-	-	-	-	-	-	13,026	13,026
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(6,710)	(6,710)
Balance at March 31, 2012	1,000	$ 1	1,000	$ 137,045	-	$ -	$ (111,820)	$ 25,226

The footnotes are an integral part of the financial statements.

INTEGRATED TRADING & INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integrated Trading & Investments, Inc. (the Company) was incorporated in the State of Nevada effective May 10, 1999. The Company has adopted a fiscal year ending March 31st.

Description of Business

The Company, located in Las Vegas, NV is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Income Taxes

The company lost its original S-Corporation status when its key stockholder assigned 100% of his stock in the Company to Integrated Capital Group, Inc. on January 1, 2003.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2012, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was .1899 to 1 at March 31, 2012. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $23,677.02 at March 31, 2012, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

INTEGRATED TRADING & INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2012

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - ACCOUNTS RECEIVABLE

The amount, $10,540.00, is due from clearing affiliate.

NOTE F - PREPAID EXPENSES

The amount, $1,549.00, represents regulatory expenses, and prepaid leases..

NOTE G – LEASES

The Company had a lease agreement for its office space. The amount was $2,125.27. The amount was expensed as incurred. In addition, the Company paid $2,460.00 for an operating lease for storage.

NOTE H – ADVERTSING

The amount spent on advertising was $150.00. The amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the twelve months ended March 31, 2012

Integrated Trading & Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the twelve months March 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 25,226.02
Nonallowable assets:		
Property and equipment	0.00	
Prepaid Expenses	1,549.00	(1,549.00)
Other Charges:		
Haircuts	0.00	(0.00)
Net allowable capital		$ 23,677.02

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 300.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 18,677.02

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,495.45
Percentage of aggregate indebtedness to net capital	18.99%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2012	$ 21,023.00
Adjustments:	
Change in Equity (Adjustments)	(1,103.98)
Change in Non-Allowable Assets	3,758.00
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
NCC per Audit	23,677.02
Reconciled Difference	$ (0.00)

See accountant's audit report

Integrated Trading & Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the twelve months ended March 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the twelve months ended March 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

June 11, 2012

Board of Directors
Integrated Trading & Investments, Inc.
7251 W. Lake Mead Blvd
Suite 300
Las Vegas, NV 89128-8380

In planning and performing my audit of the financial statements and supplemental schedules of Integrated Trading & Investments, Inc. for the twelve months ended March 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA